SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February, 2008

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]                        Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on February 26, 2008 announcing "Mobile TeleSystems Awards Multimillion Dollar Deal to ECtel for its Integrated Revenue Management(TM) Solution". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  March 4, 2008

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Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued February 26, 2008

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EXHIBIT 1

Mobile TeleSystems Awards Multimillion Dollar Deal to ECtel for its Integrated Revenue Management(TM) Solution

ROSH HA'AYIN, Israel 26th February, 2008. ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, announced today that Mobile TeleSystems, MTS (NYSE: MBT), the largest mobile phone operator in Russia and the CIS region servicing over 79 million subscribers, selected ECtel`s IRM(TM) solution for its operations in Ukraine. This first-time order from MTS, valued at several million US dollars, was awarded to ECtel following a competitive tender.

ECtel was chosen to deploy both its fraud-management FraudView(TM) and revenue-assurance RAP(TM) solutions. In addition, ECtel will be deploying SS7 probes as part of the project to provide MTS with greater network monitoring capabilities.

"We were impressed with ECtel`s track record of operations with other GSM operators throughout the world," said Andrey Dubovskov, CEO of MTS-Ukraine. "As the largest mobile phone operator in Russia and the CIS, it is essential that we work with the leading company to effectively support our demanding fraud-management and revenue-assurance requirements. The flexibility and scalability of ECtel`s IRM solution were the key factors in choosing ECtel for this project."

ECtel won this tender in cooperation with its long-term channel partner that represents ECtel in the region - ECI Telecom, a global provider of networking infrastructure equipment and supplier of SDH, DWDM and NGN solutions worldwide.

"ECI Telecom is proud to be part of the build-out of MTS`s next-generation network, as the carrier is an important customer to us.  Bringing ECtel`s leading fraud-management and revenue-assurance solutions to MTS underscores our commitment to offer the best to our customers.  This project is one more example of ECI`s successful sales and penetration efforts in the region," said Boris Mirkin, President RBU Russia, CIS & Baltic States, of ECI Telecom.

ECtel`s IRM solution, featuring FraudView(TM) and RAP, will handle all MTS` revenue-assurance functions. FraudView features an array of unique, state-of-the-art fraud-detection and prevention technologies enabling thousands of fraud controls. RAP is an automated revenue-assurance platform that facilitates cost-effective processes. It provides a unique set of functionalities and capabilities and enables operators and system integrators to implement system interfaces, define Key Performance Indicators (KPIs), add or update revenue assurance KPIs, controls, and more.

"We are very pleased that MTS selected ECtel`s IRM solution over the solutions of our competitors. This association further strengthens ECtel`s position as the revenue management vendor of choice in the CIS region," said Mr. Itzik Weinstein, President and CEO of ECtel. "Once again, our continued investment in the development of state-of-the-art solutions and our long-term partnership with ECI helped us secure a major project from a leading wireless telecom operator."

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About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

About MTS Ukraine

The MTS Ukraine network covers more than 95% of Ukraine and 99% of that country`s population. The company serves around 20 million subscribers. MTS Ukraine owns licenses for providing mobile (GSM 900/1800, CDMA-450), fixed, toll, and long-distance communication services, and provides international roaming services on five continents. The company reported $1.49 billion revenues in 2006. For more information, visit www.mts.com.ua.

МТS-Ukraine, is 100% owned by Mobile TeleSystems OJSC ("MTS"), the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 81.97 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS` Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS` website at www1.mtsgsm.com.

About ECI Telecom
ECI Telecom delivers innovative communications platforms to carriers and service providers worldwide. ECI provides efficient platforms and solutions that enable customers to rapidly deploy cost-effective, revenue-generating services. Founded in 1961, Israel-based ECI has consistently delivered customer-focused networking solutions to the world`s largest carriers.  The Company is also a market leader in many emerging markets.  ECI provides scalable broadband access, transport and data networking infrastructure that provides the foundation for the communications of tomorrow, including next-generation voice, IPTV, mobility and other business solutions. For more information, visit www.ecitele.com.

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Company Contacts:
Michael Neumann, Senior Vice President and CFO
Renée Van-Oostveen, MarCom Manager
Tel: +972-3-9002115
Fax: +972-3-9002103
Email: mickeyne@ectel.com; ir@ectel.com

Media Contact:
Ruder Finn Israel for ECtel
Matthew Krieger
Tel: +972-544-676-950
Email: matthew@ruderfinn.co.il

Investor Relations Contacts:
GK Investor Relations for ECtel
Ehud Helft\Kenny Green
Tel: + 1 617 418 3096 \ + 1 646 201 9246
Email: info@gkir.com

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